SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GelTech Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368537 106
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Cordani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONWITH	5	SOLE VOTING POWER 951,602
	6	SHARED VOTING POWER 318,693
	7	SOLE DISPOSITIVE POWER 951,602
	8	SHARED DISPOSITIVE POWER 318,693
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,270,295
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12		TYPE OF REPORTING PERSON* In – Individual

(1)
Includes (i) 734,935 shares of common stock held in a limited liability company of which Mr. Cordani is the sole manager, (ii) Options to purchase 216,667 shares of common stock and (iii) 318,693 shares of common stock held in a trust of which Mr. Cordani is a co-trustee.

CUSIP No. 368537 106	13G	Page 3 of 4 Pages

ITEM 1.
(a)           Name of Issuer: GelTech Solutions, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1460 Park Lane South, Suite 1, Jupiter, FL 33458

ITEM 2.

(a)	Name of Person Filing: Peter Cordani
(b)	Address of Principal Business Office or, if none, Residence: 1460 Park Lane South, Suite 1, Jupiter, FL 33458
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 368537 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240-13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP

See Item 5 through 9 and 11 of cover page.  This Schedule 13G does not reflect acquisitions subsequent to December 31, 2009, if any.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

CUSIP No. 368537 106	13G	Page 4 of 4 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010

/s/ PETER CORDANI
Peter Cordani